SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 18 2005

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	18th February 2005

Provalis plc

Board Changes

Appointment of Dr Alan Aikman, and retirement of Dr David Bloxham, as Non-Executive Directors

Provalis plc(LSE: PRO; NASDAQ: PVLS), the International Medical Diagnostics and Pharmaceuticals Group, is pleased to announce that it appointed Dr Alan Aikman as a non-executive Director on 17th February 2005.

Dr Aikman, aged 57, an experienced Healthcare business consultant, is currently a non-executive director of both listed and unlisted Healthcare companies. He is a non-executive director of Theratase plc and is the non-executive Chairman of Niagara Healthcare Ltd and Vibrant Medical Ltd. He has also been an executive Director of Smith and Nephew Healthcare and Palmer Bio-Science Ltd. Dr Aikman, who has a Ph.D in biochemistry, began his career in marketing and pharmaceutical product management at GD Searle both in the UK and USA.

At the same time, Dr David Bloxham announced that he will retire from the Board on 31st May 2005, after five years with the Company. David's insight has proved invaluable in helping Provalis to focus, and then successfully partner, the vaccine business and to develop its US sales strategy for the Medical Diagnostics business that has now been implemented.

Frank Harding, Chairman of Provalis, said, "I welcome this opportunity of thanking David for his significant contribution to the Group's strategic development and wish him well for the future.

At the same time, I am delighted to welcome Alan to the Board. His international marketing and commercial experience in a broad range of Healthcare businesses will be invaluable to Provalis as it expands the direct marketing and sale of its products in world markets."

END

Provalis' Website; http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the viability of the Group's products, which are at various stages of development; the generation of sufficient operating cash flow by the Group's pharmaceutical and medical diagnostic businesses to finance the ongoing development of these businesses as well as the Group's research and development activities; the success of the Group's research and development strategy and activities; uncertainties related to future clinical trial results and the associated regulatory process; the execution and success of collaborative agreements with third parties; availability and level of reimbursement for the Group's products from government health administration authorities or other third-party payors; the rate of net cash utilisation within the Group and, hence, the Group's possible need for additional capital in the short, medium and/or long term; the Group's intellectual property position and the success of patent applications for its products and technologies; the Group's dependence on key personnel; general business and economic conditions; the impact of future laws, regulations and policies; stock market trends in the Group's sector; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

For further information:-

Dr Phil Gould, Chief Executive Officer, Provalis plc	Tel: 01244 833463
Mr Peter Bream, Finance Director, Provalis plc	Tel: 01244 833552
Mr Lee Greenbury, Company Secretary, Provalis plc	Tel: 01244 833402
Lisa Baderoon, Buchanan Communications	Tel: 020 7466 5000

Notes to Editors

Provalis plc (LSE: PRO; NASDAQ: PVLS) is an international healthcare group with two operating businesses:-

  Medical Diagnostics - develops medical diagnostic products for chronic disease management for sale to world markets. The business' principal products are in2itTM A1c and Glycosal®, both diabetes diagnostic tests, and Osteosal®, a diagnostic test for osteoporosis.

  Pharmaceuticals - sells and markets its own, and third party, branded, prescription medicines in the UK and Ireland to GPs and hospitals through its regionally managed sales force. The business' principal product is Diclomax®, a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of osteoporosis, migraine and dermatology.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Provalis plc

                                                                     By:/s/ Lee Greenbury

                                                                                    Name: Lee Greenbury
                                                                         Title: Company Secretary

Date:   February 18 2005